BALDOR



08044811









TS80
BALDOR
GENERATORS

Annual Report 2007

Mission Statement

To be the best (as determined by our customers) marketers, designers and manufacturers of industrial electric motors, power transmission products, drives and generators.

$$V_p = \frac{Q_p \times S_p}{C \times T}$$

V = Value
Q = Quality
S = Service
C = Cost
T = Time
p = perceived

The Baldor Value Formula illustrates the importance of Quality, Service, Cost and Time in shaping our customers' perception of Value.

About the Cover:
2007 was one of the most exciting years in the history of Baldor Electric Company. Our theme for the year was "Bringing the Best Together" as we focused on the integration of two excellent companies, Baldor and Reliance Electric. We have now become one company capable of greater achievements together than separate. As we move forward over the next few years, we are focused on continuing to Build a Better Baldor...for our shareholders, our customers and our employees.


Net Sales
(In Thousands)
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007


Earnings Per Share
(Diluted)
$2.50
$2.00
$1.50
$1.00
$0.50
$0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Table of Contents





Baldor's World Headquarters located in Fort Smith, Arkansas



Shareholders, Employees, Customers and Friends

2007 was a transformational year for Baldor. With the acquisition of Reliance Electric on January 31st, we more than doubled the size of our company. Sales ended the year at $1.82 billion, more than double the $811.3 million for the year before. Earnings increased to $94.1 million, nearly double the $48.1 million in earnings the year before. Earnings per share increased to $2.08 from $1.46 in 2006. We are very proud of all we accomplished last year by bringing the best together – Baldor•Dodge•Reliance.

Our original goal was to reduce our debt by $300 million in the first three years following the acquisition. In the first 11 months, we were able to reduce our debt by $176 million. We are ahead of schedule and now expect a reduction of $300 million by the end of 2008.

During 2007, we invested in sales by creating two sales groups, one to sell Baldor•Reliance® motors and one to sell DODGE® power transmission products. This new strategy was implemented last October and is starting to show the results we seek, which are better customer service and faster sales growth.

As we brought two great companies together, we worked hard to blend two cultures, each slightly different, but both rich in values that made both companies successful. We have also approached the combination with an open mind and are implementing best practices throughout the Company. As we write this, we are 13 months into the process of bringing the best together and see even more opportunities to be a better supplier to our customers, provide more opportunities for our employees, and build a better Baldor for our shareholders.

In 2008, we will continue to identify and create synergies that make us more profitable but also allow us to grow larger and stronger by developing long-term, sustainable competitive advantages.

We expect our Super-E® high efficiency motors to again grow this year by more than 25 percent. We have also added a new line of high efficiency DODGE gear motors, and we will put more emphasis on the energy saving benefits of our high efficiency adjustable speed drives. These products are helping our customers improve their energy efficiency. We also have significant efforts underway at Baldor to improve our own energy efficiency.

Our products are in demand globally, and we continue to invest in a larger and more effective international sales organization, which now sells our products in 70 countries. International



sales comprised 15 percent of total sales, but are growing faster than sales overall. We are proud that our U.S. plants are efficient enough to export our products throughout the world.

By working together, the team members of Baldor•Dodge•Reliance have accomplished a lot in this first year. But the real success of the combination is yet to come. We expect 2008 to be a record year in sales and earnings and a year when we really begin to see the strength in bringing the best together. We are building a great company - a better Baldor!

Thank you for your confidence in Baldor Electric Company. We recognize we must earn it day-by-day and are determined to do so.

Best regards,

John A. McFarland
Chairman and CEO

Ronald E. Tucker
President and COO



John A. McFarland, Ronald E. Tucker, George E. Moschner (CFO) and Edward Ralston (Executive Vice President – Business Integration)

BALDOR

BALDOR • DODGE • RELIANCE



The Business of Baldor...

Staying True to Our Mission

Baldor Electric and Reliance Electric, which included the Reliance and DODGE branded products complement each other. Both companies and all three brands operated with a mission of excellence, and now combined, our commitment is more intense and focused than ever.

While Baldor was the market leader in motors from 1 to 60 horsepower, Reliance was stronger above 60 horsepower. The combined Baldor•Reliance product line offers the widest variety of motors available from one company worldwide. Our products now range from motors weighing a few ounces to 15,000 horsepower. This gives us broader market opportunities and the ability to provide end-to-end application solutions for our customers. Combining the companies allows us to accomplish something together that we could not have accomplished separately: becoming the worldwide leader in the electrical and mechanical power transmission businesses.

Baldor•Reliance Motors: A Strong Combination

When our industrial electric motors roll off the assembly line, they have a new nameplate featuring the Baldor•Reliance brand name. Tremendous brand equity existed in both the Baldor and Reliance brands, so taking advantage of this was paramount in the branding strategy for our motor products.

The First Name in Power Transmission Products

DODGE products have earned a premium position in the marketplace for more than 100 years. Power transmission products complement our motor products and offer additional solutions to our customers.

Our mounted bearings are recognized as the best in the industry for durability, long life, low noise and quality. These bearings come in a variety of sizes and styles to meet almost any application.

Enclosed gear products offer a variety of sizes and mountings. Examples include right angle and parallel gearboxes used on material handling equipment and small conveyors, to shaft-mounted Torque Arm® reducers used on cement and aggregate mining belts moving bulk raw materials. Our new MagnaGear® is sure to set a new standard in the heavy gearing industry for providing more torque in a smaller package than any competitive products.

Power transmission products include various sheaves, bushings, couplings and pulleys. These products complement our offering of motors and gearing, once again providing our customers one-stop shopping.

Our complete line of mechanical power transmission products will continue to be marketed as the DODGE brand.



Baldor•Reliance motors and DODGE bearings and speed reducers provide combined solutions.



BALDOR•RELIANCE
INDUSTRIAL MOTOR
CAT. NO. ECP4407T-4
SPEC. 18N074X347
HP 200
VOLTS 460
AMPS 224
R.P.M. 1785
FRAME 447T HZ 60 PH 3
SER. F. 1.15 CODE H DES B CLASS F
NEMA NOM. EFF. 96.2 % P.F. 87 %
RATING 40C AMB-CONT
CC 010A USABLE AT 208V A
BEARINGS DE 6319 ODE 6314
ENCL. TEFC SN C0609210635
MFD. BY BALDOR ELECTRIC CO. U.S.A.

Our new motor nameplates will take advantage of both the strong Baldor and Reliance brands.



501
BALDOR•RELIANCE

The new combined Baldor•Reliance stock motor catalog was released in March 2008 and contains more than 10,000 items available from stock.



DODGE

DODGE mounted bearings, speed reducers and PT products are the user's choice for power transmission products.





BALDOR•RELIANCE

Baldor•Reliance motors are designed and built to perform in the most demanding applications.







...To be the Best

A Drive for All Applications

With the addition of Reliance products came the opportunity to expand our variable speed drives product line. Our new line of V*S® Drives is more complete than ever. From the simplest out-of-the-box application to the most complex Ethernet-linked applications, we now offer a drive to meet every possible customer need. The offering of our drives line provides a very good strategic fit with our motor business. We offer our customers a complete adjustable speed solution.

As manufacturers continue to automate equipment and processes, our motion control products offer customers the most advanced solutions for applications requiring precise speed and position control. With rotary and linear servo motors, new multi-axis motion controllers and Ethernet PowerLink® connectivity, Baldor has solutions for the toughest motion control requirements. Typical applications include material handling machinery for sorting, inserting, filling and packaging equipment; medical and pharmaceutical machinery; semiconductor manufacturing equipment; and machine tools.

Generators: Standing by with Big Power

Generators are an important part of the Baldor product mix and provide an important growth opportunity. We are carving out a niche in the industrial and standby generator market, which includes power ratings from 20 to 2,000 kilowatts. You'll see Baldor standby generators in large applications such as hospitals, data centers and computer installations, and our towable generators on construction sites.

In 2007, we completed a 150,000 square foot addition to the Oshkosh, Wisconsin plant, effectively doubling its size. In addition, we consolidated two facilities, taking advantage of the synergies of a single location. We expect this consolidation will provide us opportunities for improved productivity in manufacturing, materials and customer support.

First-Class Employees, World-Class Facilities

Baldor now has more than 8,000 employees in 26 manufacturing facilities worldwide. We sell to more than 160 industries in 70 countries. Our sales are split between products for original equipment manufacturers (OEMs) and the maintenance, repair and operation (MRO) replacement market through distribution. Our manufacturing facilities are second-to-none and are constantly being updated with the latest technology and automated equipment, resulting in some of the most efficient and productive manufacturing plants in the world.





Baldor standby generators provide emergency power when needed most.



Experienced employees are a key competitive advantage.


INVERTER

Baldor offers a drive for every application.




CONTROL ENGINEERING
2007
ENGINEERS' CHOICE AWARDS
Baldor Electric

In 2007, Baldor received several awards for new products, including this award from *Control Engineering* for a new adjustable speed brushless motor.







Best Practices Produce the Best Results

Competing in a world economy, manufacturers have to be best in class to survive. The acquisition of Reliance Electric brought the opportunity to bring two different, yet complementary, manufacturing strategies together. We were able to select the best practices of each and are developing and implementing a new process focusing on "just-in-time" and "Six Sigma" theories.

Baldor has used its own form of just-in-time manufacturing, called "Flex Flow," for more than 20 years. Flex Flow is designed to handle a large variety of products and order volumes. Short cycle times combined with minimal work-in-process inventories help us deliver to customers faster than our competitors.

Reliance and DODGE plants utilize a derivative of Six Sigma that is called "Power Lean." This process employs the "Theory of Constraints," and seeks to eliminate bottle necks. Power Lean has proven to be successful in reducing errors and reducing product unit cost, eliminating waste and improving the overall quality of the products produced using this process.

All Systems Go

From the office to the shop floor, the ability for all to work from a common information platform reduces errors, improves productivity and customer service. The adoption of this best practice has already provided benefits to the Company. Baldor's BUS (Baldor Unified System) enterprise employs SAP technology to bring all functional areas of the Company under one operating system. We have an aggressive plan to convert the Reliance operations to Baldor's BUS enterprise over a three-year period. Many steps were taken in the past year to help accomplish this goal. During 2007, the operations of the personnel, finance and sales departments for Reliance were converted to Baldor's BUS system. Other functional areas including manufacturing, engineering and purchasing are planned for conversion during the next couple of years, which will continue to build the foundation for improved productivity and customer service.

Doing the Right Thing

Environmental awareness has become a larger concern for Baldor and other companies in recent years. We all have an obligation to take care of our environment and "do the right thing" by reducing our "environmental footprint." In 2007, Baldor made public plans to reduce our consumption of electricity, water and natural gas, while eliminating landfill waste and unnecessary packaging. While we have made many improvements in our consumption of resources, many more can and will be made.



Baldor's Marion, North Carolina plant received the 2007 North American Maintenance Excellence (NAME) Award, presented by the Foundation for Industrial Maintenance Excellence. The 174,000 square foot Marion plant employs more than 100 people and manufactures DODGE mounted tapered/spherical roller bearings.



"Power Lean" reduces manufacturer errors, product unit cost and eliminates waste.



Baldor's Flex Flow process and automated winding equipment keeps products moving in production.



Shop floor displays provide employees in the manufacturing and assembly processes the latest information to assure product accuracy.



Tree Planting at Baldor: part of our goal to reduce our environmental footprint. Baldor recently planted 200 trees in Fort Smith, part of 5,000 trees to be planted at other Baldor locations. Other goals over the next three years: reduce solid waste sent to landfills by 25 percent, reduce our electricity consumption by 20 percent, reduce our natural gas consumption by 5 percent and reduce our consumption of water by 10 percent.









More Force in Our Sales Force

Doubling Our Strength in Sales

Although we came together as one company, we created two separate and dedicated domestic sales forces in 2007. One sales group is focused on DODGE branded mechanical products, while the second group is focused on Baldor•Reliance branded electrical products. Having brand-dedicated sales forces is expected to produce faster growth for both the mechanical and electrical parts of our business. We also believe that these dedicated sales forces will provide our customers better service. A third group supports both sales forces, specifically focused on large global or multi-location accounts with locations domestically and internationally. This team selling approach provides a more focused effort, producing more wins for Baldor.

Local Expertise for Baldor•Reliance

By separating the sales forces, we have effectively increased the number of "feet on the street" selling Baldor•Reliance motors. Our unique District Manager network has proven to be very successful for more than 50 years, providing customers local sales support and technical expertise, as well as local inventory for industrial motors. We will continue to provide these competitive advantages with Baldor•Reliance products. In doing so, each Baldor District Manager has been able to increase his local sales force by adding the existing Reliance sales person(s) to his District Office sales team. This additional expertise strengthens the level of technical knowledge in the local offices and continues to increase the value of the local presence to our customers.

DODGE Expectations Accelerated

On the mechanical side of the business, the DODGE team now has more time to spend with existing and prospective customers. The new structure allows them to provide a better level of service than they could a year ago. DODGE customer service is handled both locally and in the Greenville, South Carolina customer service center. By keeping this group intact, it is "business as usual" with DODGE. Customers have applauded our decision to keep the DODGE sales group separate, and we expect this dedicated focus to bring about accelerated success in the years to come.

The strength of the DODGE team is better than ever. In past years when the DODGE mechanical sales force focused only on DODGE products, the result was faster growth and better customer service than when their attention was split between mechanical and electrical products. We expect this accelerated growth of the DODGE products to return.


BALDOR
BALDOR · DODGE · RELIANCE
ALBERTA DISTRICT WAREHOUSE

Our local offices provide technical support and assistance. With offices throughout the world, Baldor is a global company with the ability to respond and take care of customers locally.



Baldor's sales organization, ready to help our customers.



Baldor sales people provide local technical support to distributors and OEMs.





Application expertise is key to finding the proper solutions in the aggregate and mining industry.





Leading the Industry in Energy Efficiency

For almost a century, Baldor has led the industry, designing and manufacturing the most energy efficient industrial motors in the world. These motors continue to be our fastest growing product line.

In 1992, the Energy Policy Act was signed into law, mandating minimum efficiency levels of certain industrial electric motors. Baldor led the industry with our premium efficiency motors that complied with the new law.

A New Energy Mandate

In December 2007, a new energy bill was passed that further increases the level of efficiency required for the motors already covered in the 1992 Energy Policy Act and includes additional motors not previously covered. This government mandate to increase the efficiency levels of industrial electric motors, which goes into full effect in 2010, will provide Baldor additional opportunities as it did with the 1992 Act.

Over the next several years, we will be working closely with our customers to make sure they are using the appropriate premium efficient motors as required in the new energy bill. Many OEMs will be required to upgrade from a standard efficient motor on the machinery they produce to a premium efficient motor. Premium efficient motors typically sell at a 10 - 15 percent higher price due to the additional material in the motor, although the additional cost to the end user is often earned back in 6–12 months through energy savings. End users replacing failed inefficient motors will be required to replace the old motors with new premium efficient motors in many situations. Companies that change to premium efficient motors will see the financial and environmental benefits of standardizing on the most energy efficient motors available from Baldor•Reliance.

Driving Energy Efficiency

In addition to using premium efficient motors, adjustable speed drives also offer substantial energy savings opportunities. With our expanded line of drives products, particularly those for the pump and fan markets, which are by far the largest applications for electric motors, we can now capture opportunities that were previously unavailable to us. We see good opportunities ahead and are very excited about our new and complete line of application-specific and high performance drives.



Baldor•Reliance premium efficient motors use less electricity.



Baldor recently introduced the DODGE Quantis® Gold gearmotor. This new product takes advantage of the Baldor•Reliance premium efficient motors, combined with the DODGE Quantis gearbox, making it the most efficient gearmotor available.



Baldor•Reliance motors continue to lead the industry with regards to energy efficiency.



Baldor•Reliance premium efficient motors are required to operate in the most demanding applications.





Act Local, Think Global

A Global Company with a Local Attitude

Our strategy is to be a "local company" in a global market. With the addition of the Reliance international presence, we have more than doubled our international sales revenue, increased our sales force and acquired manufacturing sites in Canada, Mexico and China. More than 15 percent of the Company's total sales are outside of the United States. With sales to customers in more than 70 countries and offices and warehouses around the world, we can look local to our global customers.

We see our international opportunities as a key growth area in the years to come. Many of our international customers are OEM customers of Baldor•Reliance and DODGE with facilities around the world. They want and expect the same service outside of the USA as they receive locally. We are well positioned to provide this service with our expanded international team.

Finding Our Niche Internationally

As with the United States, we believe that we can establish ourselves as the premier motor supplier in Europe, using the same principles employed in the USA. One of those principles is to establish Baldor as the leader in premium efficient motors. As a result, we have developed a new line of premium efficient motors targeting the European market. We feel these motors will also provide excellent opportunities in India and other countries that recognize reducing electricity consumption is more economical than building additional power generation plants.

Expansion of Existing China Operations

With a plant in China already manufacturing gearing products, we are moving forward with an expansion that will more than double the size of the plant located just outside of Shanghai. The new facility will continue to produce gear products and will also begin to produce an industrial line of motors designed and built to international standards. China is now the largest market in the world for motors. We intend to create the same competitive advantage in China that we have in the USA by manufacturing locally. These motors along with motors imported from the USA will allow us to take better care of customers in Asia. Completion of the new plant is expected during the second quarter of 2008, and motor manufacturing should begin by the end of the year.


BALDOR

Baldor's new facility in China is expected to be completed during the second quarter of 2008. In addition to DODGE products, the plant will also produce motors for the Asian market.



Baldor continues to expand our global footprint with additional sales offices and warehouses.



Sales outside of North America represent more than 15 percent of Baldor's annual sales. A continued focus on our international presence and the development of products required internationally will provide many growth opportunities.



Baldor products can be seen in many applications outside North America. Key industries include food processing, mining, material handling and energy.


RSK





New Technology. New Products. New Opportunities.

Technological advances in materials and component parts always play a key role in the ability to develop new products. Baldor has always been able to offer customers more choices and products. Reliance has focused similar efforts on new technologies to find better ways to take advantage of material advances. Dedicated engineering resources for new product development in our Cleveland, Ohio, Advanced Technology Center provide the means necessary to continue leading the way in technology and product development.

Leading the Industry with Emerging Technologies and New Products

Today we are rapidly developing new technologies to further increase the efficiency levels of our industrial electric motors. This technology will allow us to provide motors that are not only more energy efficient but also smaller with more power density and capable of open- or closed-loop adjustable speed operation. We are able to do this because of new materials that are now commercially available and processes that can be implemented in a manufacturing environment. But most importantly, we have the desire to invest in superior engineering and the determination and commitment to lead the industry in energy efficiency.

As industry continues to change, Baldor will lead the way with the right products ready to satisfy the most demanding applications. We are positioned to provide solutions for the energy issues facing the world, no matter which type of power generation is being used.

Continued focus on new product development will be a key contributing factor to our success moving forward. New electrical and mechanical products will utilize the best engineering available to continue increasing product performance, while reducing the total cost of ownership for our customers.

Opportunities Abound

While 2007 required a lot of focus on bringing Baldor, Reliance and DODGE together, 2008 will be focused on achieving the benefits of this strong combination. The new Baldor Electric Company delivers more customer solutions and service, gives our employees many additional professional development opportunities and provides our shareholders an opportunity for a solid return. 2008 will be a year of opportunities.



Listening to our customers and utilizing new technologies lead to new customer solutions.



Continuous development of new products with key customers leads to new products that have the ability to change an industry. The motor pictured above is a proprietary design and will become the standard in the industry for which it will be used.



New products such as nuclear motors and the DODGE MagnaGear® speed reducer provide unique opportunities in many niche applications.







Our Advanced Technology lab is continuously exploring new technologies that lead to new products.





Eleven-Year Summary of Financial Data

(In thousands, except per share data)

	Net Sales	Net Income	Per Common Share Data: Diluted Net Earnings	Basic Net Earnings	Dividends	Total Assets	Long-Term Obligations
2007 [a]	$1,824,899	$ 94,102	$ 2.08	$ 2.11	$ 0.68	$ 2,821,626	$ 1,355,905
2006	811,280	48,118	1.46	1.48	0.67	523,982	97,025
2005	721,569	43,021	1.28	1.30	0.62	507,205	70,025
2004	648,195	35,052	1.05	1.06	0.57	501,560	104,025
2003	561,391	24,779	0.74	0.75	0.53	476,955	79,465
2002	549,507	23,895	0.69	0.70	0.52	472,761	105,285
2001	557,459	22,385	0.65	0.66	0.52	457,527	98,673
2000	621,242	46,263	1.34	1.36	0.50	464,978	99,832
1999	585,551	43,723	1.19	1.21	0.45	423,941	56,305
1998	596,660	44,610	1.17	1.21	0.40	411,926	57,015
1997	564,756	40,365	1.09	1.13	0.36	355,889	27,929

(a) Includes Reliance assets acquired and liabilities assumed at January 31, 2007, and results of operations beginning February 1, 2007.

Net Sales (In thousands)


$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Operating Profit


15%
12%
9%
6%
3%
0%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Earnings Per Share (Diluted)


$2.50
$2.00
$1.50
$1.00
$0.50
$0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Dividends Per Share


$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements

This annual report, the documents incorporated by reference into this annual report, and other written reports and oral statements made time-to-time by Baldor and its representatives may contain statements that are forward-looking. The forward-looking statements (generally identified by words or phrases indicating a projection or future expectation such as "estimate", "believe", "will", "intend", "expect", "may", "could", "future", "susceptible", "unforeseen", "anticipate", "would", "subject to", "depend", "uncertainties", "predict", "can", "expectations", "if", "unpredictable", "unknown", "pending", "assumes", "continued", "ongoing", "assumption", or any grammatical forms of these words or other similar words) are based on our current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

Overview

Baldor is a leading manufacturer of industrial electric motors, drives, generators, and other power transmission products, currently supplying over 9,500 customers in more than 160 industries. Our products are sold to a diverse customer base consisting of original equipment manufacturers (OEMs) and distributors serving markets in the United States and throughout the world. We focus on providing customers with value through a combination of quality products and customer service, as well as short lead times and attractive total cost of ownership, which takes into account initial product cost, product life, maintenance costs and energy consumption.

On January 31, 2007, Baldor completed the acquisition of Reliance Electric, Inc. Reliance is a leading manufacturer of industrial electric motors, and other power transmission products. The acquisition extends Baldor's product offerings, provides a manufacturing base in China for the Asian markets, increases the Company's manufacturing capabilities and flexibility, strengthens the management team, and provides strong opportunities for synergies and cost savings. The purchase price was $1.83 billion, consisting of $1.76 billion in cash and 1.58 million shares of Baldor common stock valued at $50.93 million, based on the average closing price per share of Baldor's common stock on the New York Stock Exchange for the three days preceding and the three days subsequent to November 6, 2006, the date of the definitive purchase agreement. The cash portion of the purchase price was funded with net proceeds from the issuance of 10,294,118 shares of Baldor common stock at a price of $34.00 per common share, net proceeds from the issuance of $550.0 million principal amount of 8.625% senior notes due 2017, and borrowings of $1.0 billion under our senior secured credit facility. In conjunction with an over-allotment option in the common stock offering, 1,430,882 additional common shares were issued at a price of $34.00 per share. Net proceeds from the over-allotment offering of approximately $46.5 million were utilized to reduce borrowings under the senior secured credit facility. Reliance's results of operations are included in the consolidated financial statements beginning February 1, 2007.

Generally, our financial performance is driven by industrial spending and the strength of the economies in which we sell our products, and is also influenced by:

- Investments in manufacturing capacity, including upgrades, modifications, and expansions of existing manufacturing facilities, and the creation of new manufacturing facilities;
- Our customers' needs for greater variety, timely delivery, and higher quality at a competitive cost; and
- Our large installed base, which creates a significant replacement demand.

We are not dependent on any one industry or customer for our financial performance, and no single customer represented more than 10% of our net sales for the years ended December 29, 2007, December 30, 2006, and December 31, 2005. For the years ended December 29, 2007, December 30, 2006, and December 31, 2005, domestic net sales generated through distributors, representing primarily sales of replacement products, amounted to 49%, 48%, and 50%, respectively. Domestic sales to OEMs were approximately 51%, 52%, and 50%, respectively, for the same periods. OEMs primarily use our products in new installations.

We manufacture substantially all of our products. Consequently, our costs include the cost of raw materials, including steel, copper and aluminum, and energy costs. Each of these costs has increased in the past few years due to growing global demand for these commodities, impacting our cost of sales. We seek to offset these increases through a continued focus on product design improvements, including redesigning our products to reduce material content and investing in capital equipment that assists in eliminating waste, and by modest price increases in our products. Our manufacturing facilities are also significant sources of fixed costs. Our margin is impacted when we cannot promptly decrease these costs to match declines in net sales.

Industry Trends

The demand for products in the industrial electric motor, generator, and power transmission industries is closely tied to growth trends in the economy and levels of industrial activity and capital investment. We believe that specific drivers of demand for our products include process automation, efforts in energy conservation and productivity improvement, regulatory and safety requirements, new technologies and replacement of worn parts. Our products are typically critical parts of customers' end-applications, and the end user's cost associated with their failure is high. Consequently, we believe that end users of our products base their purchasing decisions on quality, reliability and availability as well as customer service, rather than the price alone. We believe key success factors in our industry include strong reputation and brand preference, good customer service and technical support, product availability, and a strong distribution network.

Results of Operations

2007 Compared to 2006

Net sales for the year increased 124.9% to $1.82 billion, compared to $811.3 million in 2006. Sales for 2007 included $945.3 million related to the inclusion of Reliance results of operations beginning February 1, 2007. Sales of industrial electric motor products grew 78.3% for the year as compared to 2006. Industrial electric motors comprised 61.6% of total sales for the year compared to 77.7% for 2006. During 2007, sales of generator products increased 6.9% compared to 2006 and comprised 2.6% of total sales for the current year compared to 5.6% last year. Sales of drives and motion control products increased 12.8% over 2006 and accounted for 6.9% of total sales compared to 13.7% in 2006. Motors, drives and generator products each declined as a percentage of total sales in 2007 due to increased sales of other power transmission products, primarily resulting from the acquisition of Reliance. Mounted bearings, gearing, and other power transmission products accounted for approximately 27.1% of total sales for 2007, compared to 3.0% for the same period last year. During 2007, growth was led by strong sales in agriculture, industrial air conditioning, compressor, and conveyor applications. Sales of premium-efficient motors continue to grow at a faster pace than standard-efficiency motors, as more customers realize the energy cost savings that can be achieved through the use of high-efficiency motors.

Gross profit improved to 29.8% in 2007 compared to 26.4% in 2006 and operating profit improved to 13.8% in 2007 from 10.0% in 2006. Our continued focus on product design improvements, along with a modest price increase on our products, helped to offset higher raw materials prices. These initiatives, along with increased sales volume and efficiencies in overhead, contributed to improved margins for the year.

Interest expense increased $102.1 million over 2006 as a result of additional borrowings related to the acquisition of Reliance. Repayments made on the acquisition debt in 2007 will reduce interest expense in future periods. Pre-tax income of $147.2 million for 2007 was up 94.4% compared to 2006 pre-tax income of $75.7 million.

Net income of $94.1 million for the year rose 95.6% from 2006 net income of $48.1 million. Diluted earnings per common share grew 42.5% to $2.08 compared to $1.46 in 2006. The effective tax rate for 2007 was 36.1% compared to 36.5% in 2006. Average diluted shares outstanding was 45,241,804 for 2007 compared to 32,953,627 for 2006. The increase in outstanding shares was primarily attributable to shares issued in connection with the acquisition of Reliance.

2006 Compared to 2005

Total sales for 2006 increased 12.4% to $811.3 million, compared to $721.6 million in 2005. Sales of industrial electric motor products grew 16.1% during 2006 as compared to 2005. Sales of Super-E® high-efficiency motors grew 39.0% in 2006. As energy costs have increased, our Super-E high-efficiency motors have become increasingly valuable to our industrial users. Industrial electric motors comprised 77.7% of total product sales in 2006 compared to 78.3% in 2005. During 2006, sales of generator products declined 11.1% from 2005 levels and comprised 5.6% of total product sales in 2006 compared to 7.0% in 2005. Generator sales declined due to a decrease in military and hurricane region sales. Sales of generators from non-military and non-hurricane region sources increased 17.7% indicating our growing presence in the industrial generator market. Sales of drives and motion control products increased 4.3% in 2006 and accounted for 13.7% of total product sales in 2006 compared to 14.7% in 2005.

Gross profit was 26.4% in 2006 and 2005. Our continued focus on product design improvements, along with a modest price increase on our products, helped to offset the increased material costs and maintain a stable gross margin as compared to 2005. The 2005 gross profit, operating profit, and pretax profit were favorably impacted by adjustments to our self-insurance liabilities amounting to 0.5% of sales.

Operating profit for 2006 improved to 10.0% from 9.6% in 2005. Continued leverage of selling and administrative costs contributed to the improved operating margin.

Interest expense for 2006 increased approximately $2.0 million over 2005 as a result of additional outstanding borrowings during the year and increased interest rates. During second quarter 2006, we borrowed an additional $30 million to fund the repurchase of approximately 1.0 million shares of our common stock from the estate of our former Chairman and Director, R. S. Boreham, Jr.

Net income for 2006 of $48.1 million was up 11.8% from 2005 income of $43.0 million. Diluted earnings per common share grew by 14.1% to $1.46 compared to $1.28 in 2005. The adjustments to our self-insurance liabilities during 2005 increased diluted earnings per common share by $0.04. Additionally, income tax liabilities were adjusted in 2005 due to the resolution of certain state tax liabilities resulting in an increase in diluted earnings per common share of $0.01.

Environmental Remediation: We believe, based on our internal reviews and other factors, that any future costs relating to environmental remediation and compliance will not have a material effect on our capital expenditures, earnings, cash flows, or competitive position.

Financial Position

During 2007, we continued to invest in research and development for new and existing products, make capital investments in our manufacturing facilities and information systems, expand into new markets, and invest in both our employees' and customers' education and training. We believe the investment in our employees through training and education is a key to continued success and improved shareholder value. Investments in property, plant and equipment, and information systems amounted to $39.5 million in 2007, $26.6 million in 2006, and $22.4 million in 2005. These investments were made primarily to improve quality and productivity. Our commitment to research and development continues to help us maintain a leadership position in the marketplace and satisfy customers' needs. Investments in research and development amounted to $34.3 million in 2007, $25.0 million in 2006, and $24.4 million in 2005. We continue to make investments in new product development as well as in existing products for improved performance, increased energy efficiency, and manufacturability.

Liquidity and Capital Resources: Working capital was $440.5 million at December 29, 2007, increasing 107.2% from $212.6 million at December 30, 2006. This increase was due to the addition of working capital acquired in the acquisition of Reliance along with normal fluctuations related to operations.

Liquidity was supported by cash flows from operations of $163.0 million in 2007 compared to $55.6 million in 2006 and $55.3 million in 2005. Operating cash flows increased due to the inclusion of Reliance results of operations beginning February 1, 2007, and normal fluctuations in operating assets and liabilities related to overall results of operations.

During 2007, we utilized cash flows from operations to fund property, plant and equipment additions of $39.5 million, pay dividends of $31.2 million to our shareholders, and fund $79.6 million of debt repayments made subsequent to the acquisition. In 2006, we utilized cash flows from operations, along with accumulated cash and proceeds from the sale of marketable securities to fund property, plant and equipment additions of $26.6 million, pay dividends of $21.9 million to our shareholders and repurchase approximately 1.2 million shares of our common stock for $38.5 million. Of the shares repurchased in 2006, approximately 1.0 million were repurchased from the estate of R. S. Boreham, Jr., former Chairman and Director of the Company. In 2005, we utilized cash flows from operations to fund property, plant and equipment additions of $22.4 million, pay dividends to our shareholders of $20.6 million, repurchase approximately 300,000 shares of our common stock for $7.6 million, and acquire the remaining minority interest in our Australian affiliate for $2.4 million.

Net cash used in investing activities was $1,742.9 million in 2007 compared to $16.8 million in 2006 and $23.8 million in 2005. The 2007 change was primarily related to $1,779.8 million (net of cash acquired) used to acquire Reliance on January 31, 2007. The acquisition was funded with proceeds from the issuance of Baldor common stock and borrowings under our senior secured credit facility and senior unsecured notes. Cash provided from the divestiture of certain U.S. service centers amounting to $49.9 million is included in 2007.

Net cash provided by financing activities of $1,604.9 million in 2007 was primarily related to proceeds from new debt incurred (net of repayments to date) and equity issued in the acquisition of Reliance. Net cash used in financing activities of $37.6 million in 2006 included common stock repurchases of $38.5 million.

Total outstanding long-term debt was $1,376.3 million at December 29, 2007, compared to $97.0 million at December 30, 2006. In conjunction with our acquisition of Reliance on January 31, 2007, we borrowed a total of $1.55 billion under our senior secured credit facility and senior unsecured notes. During 2007, repayments of long-term debt totaled $283.0 million which included utilizing a portion of the proceeds from long-term borrowings to repay $95.0 million of long-term debt that existed at December 30, 2006. Long-term debt was further reduced by $176.0 million of principal payments. Additionally, we utilized $12.0 million in proceeds from a short-term note payable to reduce long-term borrowings. These repayments were partially funded with proceeds of $46.5 million from the issuance of 1,430,882 shares of the Company's common stock resulting from the exercise of an over-allotment option related to the common stock issued in funding the acquisition of Reliance, proceeds of $49.9 million from the sale of certain electric motor service centers, and approximately $79.6 million from operating cash flows.

Our primary sources of liquidity are cash flows from operations and funds available under our senior secured credit facility. At December 29, 2007, we had approximately $173.4 million of borrowing capacity under the senior secured credit facility. We expect that ongoing requirements for operations, capital expenditures, dividends, and debt service will be adequately funded from these sources. We have senior secured debt ratings of Ba3 with a stable outlook by Moody's Investors Services, Inc. ("Moody's") and BB+ with a stable outlook by Standard & Poor's Rating Service ("S&P"). We have a senior unsecured debt rating of B3 with a stable outlook by Moody's. We have no downward rating triggers that would accelerate the maturity of amounts drawn under our senior secured credit facility and our senior unsecured notes. Our senior secured credit facility and senior unsecured credit facility contain various customary covenants, which limit, among other things, indebtedness and dispositions of assets, and which require us to maintain compliance with certain quarterly financial ratios. As of December 29, 2007, we were in compliance with all covenants.

The table below summarizes Baldor's contractual obligations as of December 29, 2007.

	Payments due by years				
	Total	Less than 1	1 - 3	3 - 5	More than 5
Contractual Obligations:					
Long-term debt obligations(a)	$ 2,112,614	$ 111,946	$ 222,174	$ 219,886	$ 1,558,608
Operating lease obligations	67,596	12,079	19,214	10,355	25,948
Other Commercial Commitments:					
Letters of Credit	26,638	26,638	—	—	—

(a) Includes interest on both fixed and variable rate obligations. Interest associated with variable rate obligations is based upon interest rates in effect at December 29, 2007. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

In addition to the above contractual obligations, we expect to make benefit payments of approximately $5.2 million in 2008 related our postretirement health plan.

Off-balance sheet arrangements: We had no off-balance sheet arrangements during any of the periods presented.

Dividend Policy: Dividends paid to shareholders amounted to $0.68 per common share in 2007, $0.67 per common share in 2006, and $0.62 per common share in 2005. The objective is for shareholders to receive dividends while also participating in Baldor's growth. Terms of our credit agreement and indenture related to financing the acquisition of Reliance limit our ability to increase dividends in the future.

Market Risk: Market risks relating to our operations result primarily from changes in commodity prices, interest rates, concentrations of credit, and foreign exchange rates. To help maintain stable pricing for customers, we enter into various commodity hedging transactions. To manage interest rate risk on variable rate outstanding debt, we enter into various interest rate hedging transactions.

We are a purchaser of certain commodities, including steel, copper, and aluminum, and periodically utilize commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Management has determined that a hypothetical

10% change in the fair value of open positions would not have a material effect on our results of operations.

Our interest rate risk is primarily related to long-term debt. As a result of the acquisition of Reliance, we have a senior secured credit facility which bears interest at variable rates. Additionally, our long-term obligations include senior unsecured notes totaling $550.0 million which bear interest at a fixed rate of 8.625%. We utilize various interest rate hedge instruments to manage our future exposure to interest rate risk on a portion of the variable rate obligations. Critical terms (notional amount, interest reset dates, and underlying index) of the hedge instruments coincide with those of the credit facility. Consequently, the hedges are expected to offset changes in the expected cash flows due to fluctuations in the interest rate over the term of the hedge instrument. Details regarding the instruments as of December 29, 2007, are as follows on the table below.

Based on the outstanding balance of the senior secured credit facility, interest rate elections under the credit agreement and interest rate hedges at December 29, 2007, a 1.0% movement in interest rates would not have a significant impact on annual interest expense.

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are in high-quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas and industries. We perform periodic credit evaluations of customers' financial conditions and generally do not require collateral. No single customer represents more than 10% of net accounts receivable for any period presented in this report. Foreign affiliates comprise approximately 10% of our consolidated net sales. As a result, our exposure to foreign currency risk is not significant. We continue to monitor the effects of foreign currency exchange rates and will utilize foreign currency hedges where appropriate.

Instrument	Notional Amount	Maturity	Rate Paid	Rate Received [1]	Fair Value [2]
Swap	$ 250.0 million	April 30, 2012	5.12%	LIBOR	$ (9.30) million
Collar	$ 100.0 million	April 30, 2012	LIBOR	LIBOR; Floor 4.29%; Cap 6.50%	$ (2.18) million

[1] LIBOR is determined each reset date based on London and New York business days. Floating rates used in instruments are matched exactly to floating rate in credit agreement.

[2] Fair value is an estimated amount that the Company would have received (paid) at December 29, 2007, to terminate the agreement.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Management believes the following are the critical accounting policies, which could have the most significant effect on our reported results and require subjective or complex judgments by management.

Allowance for Doubtful Accounts: We record allowances for doubtful accounts based on customer-specific analysis, current assessments of past due balances and economic conditions, and historical experience. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than anticipated, or for customer-specific circumstances, such as financial difficulty.

Inventories: Inventories are valued at the lower of cost or market, with cost being determined principally by the last-in, first-out (LIFO) method, except for non-U.S. inventories, which are determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The net realizable value of inventory is reviewed on an on-going basis, with consideration given to deterioration, obsolescence, and other factors. If actual market conditions differ from those projected by management, adjustments to inventory values may be required.

Self-Insurance Liabilities: Baldor's self-insurance programs primarily include product liability, workers' compensation, and health. We self-insure from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using claims experience and risk exposure levels for the periods being valued and current conditions. Adjustments to the self-insurance liabilities may be required to reflect emerging claims experience and other factors.

Goodwill and Indefinite-Lived Intangibles: Goodwill and intangible assets with indefinite useful lives are tested at least annually in the fourth quarter for impairment and more frequently if indicators of impairment warrant additional analysis. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. In order to test for impairment, goodwill acquired is assigned to reporting units that are expected to benefit from the synergies of the related business combination. The Company determines reporting units pursuant to SFAS No. 142. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. Management utilizes a discounted cash flows analysis to determine the estimated fair value of reporting units. Judgments and assumptions related to revenue, gross profit, operating expenses, interest, capital expenditures, cash flows, and market conditions are inherent in these estimates. The results of the discounted cash flows analysis are then compared to the carrying value of the reporting unit. Management utilizes a relief from royalty methodology to estimate the fair value of indefinite-lived intangibles. If the carrying value of indefinite-lived intangibles exceeds the estimate fair value of those intangibles, an impairment loss is recognized in the amount of the excess. We perform our annual impairment analysis during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant an additional analysis. At December 29, 2007, goodwill and indefinite-lived intangibles amounted to $1,023.6 million and $354.9 million, respectively. The 2007 and 2006 annual impairment tests resulted in no indication of impairment. Use of alternate judgments and/ or assumptions could result in a fair value that differs from these estimates which could ultimately result in the recognition of impairment charges in the financial statements.

Share-Based Compensation:

Share-based compensation expense is recognized using the fair value recognition provisions of Statement of Financial Accounting Standards ("FAS") No. 123R, "Share-Based Payments".

The fair value of the options is estimated using a Black-Scholes option pricing formula. The variables used in the option pricing formula for each grant are determined at the time of grant as follows: (1) volatility is based on the daily composite closing price of Baldor's stock over a look-back period of time that approximates the expected option life; (2) risk-free interest rates are based on the yield of U.S. Treasury Strips as published in the *Wall Street Journal* or provided by a third-party on the date of the grant for the expected option life; (3) dividend yields are based on Baldor's dividend yield published in the *Wall Street Journal* or provided by a third-party on the date of the grant; and (4) expected option life represents the period of time the options are expected to be outstanding and is estimated based on historical experience.

Business Combinations:

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development and backlog are expensed at the date of acquisition. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third-party valuation specialists. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use relief from royalty and income methods. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued FAS 157, "Fair Value Measurements". FAS 157 defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The Company is required to adopt FAS 157 for fiscal year 2008 and management does not expect FAS 157 to have a significant impact on the financial results.

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115". FAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value, and expands the use of fair value measurement in order to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective beginning with the Company's fiscal year 2008 and management has determined that FAS 159 will have no impact on the financial results.

In December 2007, the FASB issued FAS 141 (Revised 2007), "Business Combinations" (FAS 141R), effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. FAS 141R establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interest in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, FAS 141R determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will adopt FAS 141R upon its effective date as appropriate for any future business combinations.

Baldor Electric Company
Consolidated Balance Sheets

(In thousands, except share data) **ASSETS**		December 29, 2007	December 30, 2006
CURRENT ASSETS:	Cash and cash equivalents	$ 37,757	$ 12,737
	Marketable securities	—	23,035
	Receivables, less allowances for doubtful accounts of $4,126 in 2007 and $1,744 in 2006	281,729	118,302
	Inventories:		
	Finished products	155,769	76,793
	Work in process	51,642	14,888
	Raw materials	146,582	68,836
		353,993	160,517
	LIFO valuation adjustment	(44,072)	(44,230)
		309,921	116,287
	Prepaid expenses	5,742	3,836
	Other current assets and deferred income taxes	59,847	29,950
	TOTAL CURRENT ASSETS	694,996	304,147
PROPERTY, PLANT AND EQUIPMENT:	Land and improvements	17,290	6,852
	Buildings and improvements	122,570	62,555
	Machinery and equipment	568,421	335,110
	Allowances for depreciation and amortization	(311,733)	(257,207)
	NET PROPERTY, PLANT AND EQUIPMENT	396,548	147,310
OTHER ASSETS:	Goodwill	1,023,639	63,043
	Intangible assets, net of amortization	667,403	—
	Other	39,040	9,482
	TOTAL ASSETS	$ 2,821,626	$ 523,982
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:	Accounts payable	$ 77,831	$ 43,884
	Employee compensation	15,205	8,130
	Accrued profit sharing	17,311	10,050
	Accrued warranty costs	9,216	5,566
	Accrued insurance obligations	11,285	6,193
	Accrued interest expense	27,729	603
	Other accrued expenses	61,595	11,633
	Dividends payable	7,809	5,501
	Income taxes payable	6,089	—
	Note payable	12,321	—
	Current maturities of long-term obligations	8,120	—
	TOTAL CURRENT LIABILITIES	254,511	91,560
LONG-TERM OBLIGATIONS		1,355,905	97,025
OTHER LIABILITIES		70,353	737
DEFERRED INCOME TAXES		330,088	29,831
COMMITMENTS AND CONTINGENCIES			
SHAREHOLDERS' EQUITY:	Preferred stock, $0.10 par value Authorized shares: 5,000,000 Issued and outstanding shares: None		
	Common stock, $0.10 par value Authorized shares: 150,000,000 Issued: 2007 – 55,137,057 2006 – 41,474,662 Outstanding: 2007 – 45,941,417 2006 – 32,377,637	5,513	4,147
	Additional paid-in capital	532,603	88,067
	Retained earnings	466,299	403,381
	Accumulated other comprehensive loss	(27)	(927)
	Treasury stock: 2007 – 9,195,640 2006 – 9,097,025	(193,619)	(189,839)
	TOTAL SHAREHOLDERS' EQUITY	810,769	304,829
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,821,626	$ 523,982

See notes to consolidated financial statements.

Baldor Electric Company
Consolidated Statements of Income

(In thousands, except per share data)	Year Ended December 29, 2007	December 30, 2006	December 31, 2005
Net sales	**$ 1,824,899**	$ 811,280	$ 721,569
Cost of goods sold	**1,280,253**	597,227	531,415
Gross profit	**544,646**	214,053	190,154
Selling and administrative	**291,918**	132,994	120,755
Operating profit	**252,728**	81,059	69,399
Other income, net	**2,611**	730	1,976
Interest expense	**(108,176)**	(6,069)	(4,080)
Income before income taxes	**147,163**	75,720	67,295
Provision for income taxes	**53,061**	27,602	24,274
Net income	**$ 94,102**	$ 48,118	$ 43,021
Net earnings per common share – basic	**$ 2.11**	$ 1.48	$ 1.30
Net earnings per common share – diluted	**$ 2.08**	$ 1.46	$ 1.28
Weighted average shares outstanding – basic	**44,674**	32,529	33,170
Weighted average shares outstanding – diluted	**45,242**	32,954	33,728
Dividends declared and paid per common share	**$ 0.68**	$ 0.67	$ 0.62

See notes to consolidated financial statements.

Baldor Electric Company
Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 29, 2007	December 30, 2006	December 31, 2005
Operating activities:			
Net income	$ 94,102	$ 48,118	$ 43,021
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gains) losses on sales of marketable securities	(32)	(3)	105
Losses on impairment of marketable securities	—	597	—
(Gains) losses on sales of assets	(470)	78	(656)
Depreciation	52,660	17,415	16,178
Amortization	19,119	2,329	2,063
Allowance for doubtful accounts receivable	1,810	(1,380)	(184)
Deferred income taxes	(2,513)	1,330	3,351
Share-based compensation expense	5,976	2,563	1,319
Cash provided by (used in) changes in operating assets and liabilities:			
Receivables	(31,348)	(10,595)	(5,055)
Inventories	5,038	(3,485)	4,094
Other current assets	(25,829)	(2,568)	(4,046)
Accounts payable	(19,491)	2,224	(2,039)
Accrued expenses and other liabilities	35,316	(1,514)	684
Income taxes recoverable	4,050	(3,486)	—
Income taxes payable	6,089	—	(1,871)
Other assets, net	18,541	4,015	(1,622)
Net cash provided by operating activities	163,018	55,638	55,342
Investing activities:			
Purchases of property, plant and equipment	(39,490)	(26,649)	(22,375)
Proceeds from sale of property, plant and equipment	3,493	45	2,015
Marketable securities purchased	—	(470)	(14,581)
Proceeds from sale of marketable securities	23,034	10,286	13,611
Acquisitions (net of cash acquired)	(1,773,837)	—	(2,423)
Divestitures	49,886	—	—
Net cash used in investing activities	(1,742,914)	(16,788)	(23,753)
Financing activities:			
Proceeds from long-term obligations	1,550,000	30,000	—
Principal payments of long-term obligations	(283,000)	(28,000)	(9,000)
Proceeds from note payable	12,321	—	—
Prepaid financing fees	(30,519)	—	—
Proceeds from common stock issued	379,857	—	—
Dividends paid	(31,184)	(21,891)	(20,563)
Common stock repurchased	—	(38,464)	(7,557)
Stock option plans	11,397	13,995	4,951
Excess tax benefits on share-based payments	668	2,149	—
Net (decrease) increase in bank overdrafts	(4,624)	4,624	—
Net cash provided by (used in) financing activities	1,604,916	(37,587)	(32,169)
Net increase (decrease) in cash and cash equivalents	25,020	1,263	(580)
Beginning cash and cash equivalents	12,737	11,474	12,054
Ending cash and cash equivalents	$ 37,757	$ 12,737	$ 11,474

Noncash items:

Additional paid-in capital resulting from shares traded for option exercises amounted to $3,040 in 2007, $2,763 in 2006, and $2,523 in 2005.

Common stock issued to Rockwell related to acquisition of Reliance at January 31, 2007, amounted to $50,932 in 2007.

See notes to consolidated financial statements.

Baldor Electric Company
Consolidated Statements of Shareholders' Equity

(Table data in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at cost)	Total
BALANCE AT JANUARY 2, 2005	40,423	$ 4,042	$ 61,117	$ 354,696	$ 1,050	$ (137,290)	$ 283,615
Comprehensive income							
Net income	—	—	—	43,021	—	—	43,021
Other comprehensive income (loss)							
Securities valuation adjustment, net of tax benefits of $245,000	—	—	—	—	(418)	—	(418)
Translation adjustments	—	—	—	—	(1,978)	—	(1,978)
Derivative unrealized loss adjustment, net of tax benefits of $667,000	—	—	—	—	(1,044)	—	(1,044)
Total other comprehensive income							(3,440)
Total comprehensive income							39,581
Stock option plans (net of 120,289 shares exchanged and $494,000 tax benefit)	384	39	7,445	—	—	(3,105)	4,379
Cash dividends at $0.62 per share	—	—	—	(20,563)	—	—	(20,563)
Common stock repurchased (300,231 shares)	—	—	—	—	—	(7,557)	(7,557)
BALANCE AT DECEMBER 31, 2005	40,807	$ 4,081	$ 68,562	$ 377,154	$ (2,390)	$ (147,952)	$ 299,455
Comprehensive income							
Net income	—	—	—	48,118	—	—	48,118
Other comprehensive income (loss)							
Securities valuation adjustment, net of tax benefits of $317,000	—	—	—	—	539	—	539
Translation adjustments	—	—	—	—	2,789	—	2,789
Derivative unrealized loss adjustment, net of tax benefits of $1,192,000	—	—	—	—	(1,865)	—	(1,865)
Total other comprehensive loss							1,463
Total comprehensive income							49,581
Stock option plans (net of 115,067 shares exchanged and $2,804,000 tax benefit)	668	66	19,505	—	—	(3,423)	16,148
Cash dividends at $0.67 per share	—	—	—	(21,891)	—	—	(21,891)
Common stock repurchased (1,248,148 shares)	—	—	—	—	—	(38,464)	(38,464)
BALANCE AT DECEMBER 30, 2006	41,475	$ 4,147	$ 88,067	$ 403,381	$ (927)	$ (189,839)	$ 304,829
Comprehensive income							
Net income	—	—	—	94,102	—	—	94,102
Other comprehensive income (loss)							
Postretirement plan actuarial loss, net of tax benefit of $859,000	—	—	—	—	(1,471)	—	(1,471)
Translation adjustments	—	—	—	—	8,311	—	8,311
Derivative unrealized loss adjustment, net of tax benefits of $3,798,000	—	—	—	—	(5,940)	—	(5,940)
Total other comprehensive income							900
Total comprehensive income							95,002
Stock option plans (net of 98,615 shares exchanged and $1,610,000 tax benefit)	358	36	15,077	—	—	(3,780)	11,333
Cash dividends at $0.68 per share	—	—	—	(31,184)	—	—	(31,184)
Acquisition	13,304	1,330	429,459	—	—	—	430,789
BALANCE AT DECEMBER 29, 2007	55,137	$ 5,513	$ 532,603	$ 466,299	$ (27)	$ (193,619)	$ 810,769

See notes to consolidated financial statements.

Baldor Electric Company
Notes to Consolidated Financial Statements
December 29, 2007

NOTE A SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one segment that markets, designs and manufactures industrial electric motors, drives, generators, and other power transmission products, within the power transmission equipment industry.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and its affiliates. Intercompany accounts and transactions have been eliminated in consolidation. The Company does not have any investments in, or contractual arrangements with, any variable interest entities.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal years 2007, 2006, and 2005 each contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less.

Accounts Receivable: Trade receivables are recorded in the balance sheets at the outstanding balance, adjusted for charge-offs and allowance for doubtful accounts. Allowance for doubtful accounts are recorded based on customer-specific analysis, general matters such as current assessments of past due balances and historical experience. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas and industries. The Company generally does not require that its customers provide collateral. No single customer represented greater than 10% of net accounts receivable at December 29, 2007, and December 30, 2006. Changes in the allowance for doubtful accounts are as follows:

(In thousands)	**December 29, 2007**	December 30, 2006	December 31, 2005
Balance at beginning of year	**$ 1,744**	$ 3,124	$ 3,308
Amounts assumed in acquisition	**2,715**	—	—
Charges (reductions) to costs and expenses	**888**	(718)	201
Deductions	**(1,221)**	(662)	(385)
Balance at end of year	**$ 4,126**	$ 1,744	$ 3,124

Inventories: The Company uses the last-in, first-out (LIFO) method of valuing inventories held in the U.S. An actual LIFO inventories valuation is made only at year-end based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs which are subject to the final year-end LIFO inventories valuation. Inventories held at foreign locations are valued using the lower of the first-in, first-out method (FIFO) or market.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $26.3 million and $25.3 million, net of accumulated amortization, at December 29, 2007, and December 30, 2006, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years. Costs associated with repairs and maintenance are expensed as incurred.

Fair Value of Financial Instruments: The Company's methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for fixed rate long-term debt. At December 29, 2007, fixed-rate long-term debt having a carrying value of $550.0 million had an estimated fair value of $567.0 million. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at December 29, 2007, and December 30, 2006, due to the short-term maturities of these instruments.

Self-Insurance Liabilities: The Company's self-insurance programs primarily cover exposure to product liability, workers' compensation and health insurance. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company's claims experience and risk exposure levels. Future adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

Goodwill and Indefinite-Lived Intangibles: Goodwill and intangible assets with indefinite useful lives are tested at least annually in the fourth quarter for impairment and more frequently if indicators of impairment warrant additional analysis. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. In order to test for impairment, goodwill acquired is assigned to reporting units that are expected to benefit from the synergies of the related business combination. The Company determines reporting units pursuant to SFAS No. 142. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. Management utilizes a discounted cash flows analysis to determine the estimated fair value of reporting units. Judgments and assumptions related to revenue, gross profit, operating expenses, interest, capital expenditures, cash flows, and market conditions are inherent in these estimates. Use of alternate judgments and/or assumptions could result in a fair value that differs from this estimate which could ultimately result in the recognition of impairment charges in the financial statements. The results of the discounted cash flows analysis are then compared to the carrying value of the reporting unit. Management utilizes a relief from royalty methodology to estimate the fair value of indefinite-lived intangibles. If the carrying value of indefinite-lived intangibles exceeds the estimate fair value of those intangibles, an impairment loss is recognized in the amount of the excess.

Business Combinations: We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development and backlog are expensed at the date of acquisition. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use relief from royalty and income methods. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Long-Lived Assets: The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events or circumstances warrant such a review. The Company recognizes impairment losses equal to the excess of the carrying value over the estimated fair value of long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows expected to be generated by the asset are not sufficient to recover the carrying amount of the asset. Fair value is generally derived using a discounted cash flow model.

Financial Derivatives: The Company uses derivative financial instruments to reduce its exposure to the risk of increasing commodity prices. Contract terms of the hedging instrument closely mirror those of the hedged forecasted transaction providing for the hedge relationship to be highly effective both at inception and continuously throughout the term of the hedging relationship. Additionally, the Company utilizes derivative financial instruments to limit exposure to increasing interest rates on variable rate borrowings. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes.

The Company recognizes all derivatives on the balance sheets at fair value. Derivatives that do not meet the criteria for hedge accounting are adjusted to fair value through income. If the derivative is designated as a cash flow hedge, changes in the fair value are recognized in accumulated other comprehensive income (loss) until the hedged transaction is recognized in income. If a hedging instrument is terminated, any unrealized gain (loss) at the date of termination is carried in accumulated other comprehensive income (loss) until the hedged transaction is recognized in income. The ineffective portion of a derivative's change in fair value is recognized in income in the period of change.

Postretirement Health Plans: The Company accounts for its postretirement health plan in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106") and Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). The Company uses December 31 as a measurement date for its postretirement health plan.

Income Taxes: Provisions for income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development, and product and cost improvements are treated as expenses when incurred and amounted to approximately $34.3 million in 2007, $25.0 million in 2006, and $24.4 million in 2005.

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to approximately $48.6 million in 2007, $29.0 million in 2006, and $25.8 million in 2005.

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. Volume discounts and rebates are recorded as a reduction of revenue in conjunction with the sale of the related products. Reserves for sales returns and allowances are recorded as a reduction to revenues, based on historical experience and any specifically known amounts.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. Changes in the carrying amount of product warranty reserves are as follows:

(In thousands)	December 29, 2007	December 30, 2006
Balance at beginning of year	$ 5,566	$ 5,584
Charges to costs and expenses	11,202	5,400
Amounts assumed in acquisition	3,480	—
Deductions	(11,032)	(5,418)
Balance at end of year	$ 9,216	$ 5,566

Amounts included in selling and administrative costs related to product warranty expense amounted to $11.2 million in 2007, $5.4 million in 2006, and $5.0 million in 2005.

Foreign Currency Translation: Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the period. Foreign affiliates generally conduct business in their respective local currencies. Translation adjustments, including those related to intercompany advances that are of a long-term investment nature, are recorded in accumulated other comprehensive income (loss) in shareholders' equity.

Earnings Per Common Share: Basic earnings per common share is based upon the weighted average number of common shares outstanding. Diluted earnings per common share includes all dilutive common stock equivalents.

Share-Based Compensation: The Company has certain share-based compensation plans, which are described in Note L - *Stock Plans.* Beginning in 2006, the Company applies the fair value method, pursuant to Statement of Financial Accounting Standards ("FAS") No. 123R "Shared-Based Payments", in accounting for these plans. The following table illustrates the effect on net income and earnings per common share for 2005 as if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", and related Interpretations, to options granted under the Company's stock option plans in 2005.

(In thousands, except per share data)	2005	
Net income, as reported	$ 43,021	
Add: Stock-based compensation expense included in reported net income, net of tax effects, including options issued at a discount	831	
Less: Stock-based compensation expense determined under fair value method, net of related tax effects	(1,654)	
Net income, pro forma	$ 42,198	
Earnings per common share:	Basic	Diluted
Reported	$1.30	$1.28
Pro forma	$1.27	$1.25

NOTE B ACQUISITION

On January 31, 2007, Baldor completed the acquisition of all of the equity of Reliance Electric ("Reliance") from Rockwell Automation, Inc. and certain of its affiliates ("Rockwell"). Reliance is a leading manufacturer of industrial electric motors and other power transmission products. The acquisition extends Baldor's product offerings, provides a manufacturing base in China for the Asian markets, increases the Company's manufacturing capabilities and flexibility, strengthens the management team, and provides strong opportunities for synergies and cost savings. The purchase price was $1.83 billion, consisting of $1.78 billion in cash and 1.58 million shares of Baldor common stock valued at $50.93 million, based on the average closing price per share of Baldor's common stock on the New York Stock Exchange for the three days preceding and the three days subsequent to November 6, 2006, the date of the definitive purchase agreement. The cash portion of the purchase price was funded with proceeds from the issuance of 10,294,118 shares of Baldor common stock at a price of $34.00 per common share, proceeds from the issuance of $550.0 million of 8.625% senior notes due 2017, and borrowings of $1.00 billion under a new $1.20 billion senior secured credit facility. In conjunction with an over-allotment option in the common stock offering, 1,430,882 additional common shares were issued at a price of $34.00 per share. Proceeds from the over-allotment offering of approximately $46.5 million were utilized to reduce borrowings under the senior secured credit facility. Reliance's results of operations are included in the consolidated financial statements beginning February 1, 2007.

The excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is assigned to goodwill. During the fourth quarter of 2007, goodwill was reduced by $7.4 million related to final adjustments of initial asset valuations. The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition.

(In thousands)		
Current assets		$ 378,244
Property, plant and equipment		265,147
Intangible assets not subject to amortization – trade names		354,800
In process research and development and backlog		1,700
Intangible assets subject to amortization (twenty-six year weighted-average useful life):		
Customer relationships (thirty year weighted-average useful life)	$ 292,000	
Technology (twelve year weighted-average useful life)	32,000	324,000
Other assets		3,243
Goodwill		984,276
Total assets acquired		2,311,410
Current liabilities		110,831
Other liabilities		77,714
Deferred income taxes		292,096
Total liabilities assumed		480,641
Net assets acquired		$ 1,830,769

In process research and development amounting to $1.0 million and backlog amounting to $0.7 million were expensed as of the acquisition date and included in cost of goods sold in 2007.

Included in current assets acquired are long-lived assets amounting to $10.4 million, classified as held for sale, related to certain electric motor service centers. In June 2007, the Company sold these electric motor service centers for cash amounting to $49.9 million resulting in no gain. The related assets and results of operations were not material to the Company's financial statements.

The Company executed a plan to exit the Madison, Indiana production facility, which was included in the acquisition. Costs included post-exit lease costs, inventory obsolescence, and involuntary employee termination costs. A liability of $7.2 million was accrued and classified in other current liabilities in the opening balance sheet. Exit costs amounting to $7.0 million have been paid and charged against the liability. The Company expects the remainder of the liability to be paid during the first quarter of 2008.

The table below presents summarized unaudited pro forma results of operations as if the acquisition had been effective at the beginning of the fiscal years ended December 29, 2007, and December 30, 2006.

(In millions, except for per share data)	2007	2006
Net sales	$ 1,919.0	$ 1,861.9
Income before income taxes	151.3	112.6
Net income	96.7	70.9
Net earnings per common share - diluted	$ 2.09	$ 1.53

NOTE C MARKETABLE SECURITIES

The following table presents the estimated fair value of investments by category:

(In thousands)	December 29, 2007	December 30, 2006
Municipal debt securities	$ —	$ 12,147
U.S. corporate debt securities	—	1,289
U.S. Treasury & agency securities	—	9,599
	$ —	$ 23,035

At December 30, 2006, the marketable securities portfolio had unrealized losses totaling $598,000. In conjunction with the acquisition of Reliance, all of the marketable securities held by the Company were sold in January 2007 and the related losses were realized. Accordingly, the Company determined that unrealized loss positions existing at December 30, 2006, were other than temporary and an impairment loss of $598,000 was recognized in fiscal year ended December 30, 2006.

NOTE D FINANCIAL DERIVATIVES

The Company had derivative contracts related to cash flow hedges, with a negative fair value of $376,775 and $2.1 million recorded in other accrued expenses at December 29, 2007, and December 30, 2006, respectively.

The amount recognized in cost of sales on cash flow hedges amounted to reductions of approximately $1.3 million and $21.0 million in 2007 and 2006, respectively. The Company expects that after-tax losses, totaling approximately $230,000 recorded in accumulated other comprehensive loss at December 29, 2007, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

During 2007, the Company entered into interest rate swaps and collars that are designated as cash flow hedges related to variable rate long-term obligations. The notional amount is $350.0 million and matures on April 30, 2012. These instruments had a fair value loss of $11.5 million recorded in other liabilities at December 29, 2007. Unrealized after-tax losses of $7.0 million are recorded in accumulated other comprehensive loss at December 29, 2007.

NOTE E GOODWILL AND OTHER INTANGIBLE ASSETS

The amount of goodwill at December 29, 2007, and December 30, 2006, is as follows:

(In millions)	2007
Balance at December 30, 2006	$ 63
Acquisition	984
Divestiture of service centers	(23)
Balance at December 29, 2007	$ 1,024

The amount of other intangible assets by type at December 29, 2007, and December 30, 2006, are as follows:

(In millions)	2007
Gross carrying value:	
Trademarks	$ 355
Customer relationships	292
Technology	32
Less accumulated amortization:	
Customer relationships	(9)
Technology	(3)
Total intangible assets	$ 667

Other intangible assets resulted from the acquisition of Reliance on January 31, 2007. Amortization expense on customer relationships and technology of $9.0 million and $3.0 million, respectively, was recognized during 2007.

(In millions)	2008	2009	2010	2011	2012
Estimated amortization expense of intangible assets	$15.7	$16.0	$ 16.2	$16.5	$15.9

Intangibles are amortized over their estimated period of benefit of five to 30 years, beginning with the date the benefits from intangible items are realized.

NOTE F INCOME TAXES

The Company made income tax payments of $44.6 million in 2007, $25.9 million in 2006, and $22.8 million in 2005. Income tax expense consists of the following:

(In thousands)		2007	2006	2005
Current:	Federal	**$ 41,918**	$ 23,714	$ 16,925
	State	**8,608**	1,646	3,651
	Foreign	**5,048**	912	347
		55,574	26,272	20,923
Deferred:	Federal	**(2,316)**	602	2,675
	State	**(197)**	728	676
		(2,513)	1,330	3,351
		$ 53,061	$ 27,602	$ 24,274

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The principal components of deferred tax assets (liabilities) are as follows:

(In thousands)	December 29, 2007	December 30, 2006
Accrued liabilities	**$ 8,768**	$ 2,916
Bad debt reserves	**880**	472
Foreign net operating losses	**1,526**	1,005
Employee compensation and benefits	**5,987**	461
Postretirement benefits	**20,159**	—
Derivative unrealized losses	**4,624**	827
Securities valuation	**—**	233
Deferred tax assets	**41,944**	5,914
Property, plant, equipment and intangibles	**(351,685)**	(31,215)
Deferred tax liabilities	**(351,685)**	(31,215)
Net deferred tax liabilities	**$ (309,741)**	$ (25,301)

The Company has accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $26.9 million at December 29, 2007, that are expected to be indefinitely reinvested in the business. It is not currently practicable to estimate the tax liability that might be payable on the repatriation of these foreign earnings.

The following table reconciles the difference between the Company's effective income tax rate and the federal statutory rate:

	2007	2006	2005
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**3.7%**	3.7%	4.2%
Other	**(2.6%)**	(2.2%)	(3.1%)
Effective income tax rate	**36.1%**	36.5%	36.1%

The Company adjusted certain income tax liabilities during 2006 and 2005 to reflect current exposure. These adjustments amounted to approximately $474,000 in 2006 and $403,000 in 2005 and accounted for the reduction in effective income tax rate for each year, respectively. The adjustments are included in "Other" in the above reconciliation.

Effective January 1, 2007, the Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions a company has taken or expects to take on a tax return. As a result of the adoption of FIN 48, the Company determined no additional reserves for uncertain tax positions were required. The Company considered the provisions of FIN 48 in the purchase price allocation for Reliance (see Note B) and recorded a gross liability of $802,000: $481,000 in taxes and $321,000 in interest and penalties. The uncertain tax positions relate to state tax filing positions taken prior to the acquisition of Reliance. The Company recognizes interest and penalties related to uncertain tax positions as interest costs and selling and administrative costs, respectively. Total interest and penalties recognized in expense amount to $183,000 in 2007. The balance of the liability amounted to approximately $530,000 at December 29, 2007.

The following table summarizes the activity related to the unrecognized tax benefits:

Balance at December 30, 2006	$ —
Additions as a result of the acquisition	802,000
Additions during the year, related to positions taken in prior years	454,500
Settlements	(432,400)
Balance at December 29, 2007	**$ 824,100**

Total unrecognized tax benefits, if recognized, would affect the effective tax rate. Tax years 2005 and forward remain subject to federal examination while tax years 2004 and forward generally remain subject to examination by most state tax authorities.

NOTE G NOTE PAYABLE

The Company's wholly-owned Chinese subsidiary entered into a short-term note payable amounting to $12.3 million during the fourth quarter of 2007 to fund a non-taxable dividend to the Company. Proceeds from the note payable were utilized by the Company to make principal payments on the term loan under the Company's senior secured credit facility. The note payable bears interest at a fixed rate, and matures April 2008.

NOTE H LONG-TERM OBLIGATIONS

Senior Secured Term and Revolving Credit Facility

Interest on the term loan is due periodically based upon a variable adjusted London Inter-Bank Offered Rate ("LIBOR"). Quarterly principal payments of $2.0 million are due beginning January 31, 2008, and continue through January 31, 2013, at which date subsequent quarterly principal payments increase to $188.5 million through the loan due date of January 31, 2014, when the remaining balance is due.

Additional principal payments may be due based upon a prescribed annual excess cash flow calculation until such time as a prescribed total leverage ratio is achieved. There were no additional payments due based on the Company's calculations for the fiscal year ended December 29, 2007. Additional principal payments may also be due based upon the net available proceeds from the disposition of assets, a casualty event, an equity issuance or incurrence of additional debt.

This loan agreement limits and restricts certain dividend and capital expenditure payments, establishes maximum total leverage and senior secured leverage ratios, and requires the Company maintain a fixed charge ratio. These restrictions and ratios were all met as of December 29, 2007.

The revolving credit ("RC") agreement provides for aggregate borrowings of up to $200.0 million, including a swingline loan commitment not to exceed $20.0 million and letter of credit ("LC") commitment not to exceed $30.0 million, and contains minimum borrowing thresholds for each type of borrowing. There were no outstanding revolving credit borrowings or swingline loans at December 29, 2007. A RC commitment fee is due quarterly at the annual rate of 0.375% on the unused amount of the RC commitment. At December 29, 2007, $26.7 million of LC's were issued which reduces the aggregate LC and RC availability. LC participation fees of 1.75% and fronting fees of 0.125% per annum on unissued LC's are due quarterly based upon the aggregate amount of LC's issued and available for issuance, respectively. Interest on any RC borrowings would be 1.75% plus LIBOR (5.131% at December 29, 2007) or lenders prime rate (7.25% at December 29, 2007) plus 1.25% per annum.

The senior secured credit facility is collateralized by substantially all of the Company's assets.

Senior Unsecured Notes

The senior unsecured notes are general unsecured obligations of the Company, subordinated to the senior secured credit facility described above and mature February 15, 2017. Interest is at a fixed rate and is payable semi-annually in arrears on February 15 and August 15 commencing August 15, 2007.

At any time prior to February 15, 2010, the Company may redeem up to 35.0% of the aggregate principal amount of the notes at a redemption price of 108.625% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more equity offerings with certain restrictions. At any time prior to February 15, 2012, the Company may redeem all or a part of the notes at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the applicable premium as defined in the agreement as of the date of redemption, plus (iii) accrued and unpaid interest to the redemption date. On or after February 15, 2012, the Company may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the notes redeemed to the applicable redemption date.

Year	Percentage
2012	104.313 %
2013	102.875 %
2014	101.438 %
2015 and thereafter	100.000 %

The indenture agreement contains certain restrictions and requirements including restrictions and requirements regarding mergers, consolidation or sale of assets, certain payments, the incurrence of indebtedness and liens, and issuance of preferred stock, and note holder options if a change of control occurs. These notes are also subject to the term and revolving credit loans maximum total leverage and fixed charges ratios.

Current Long-term Obligations

Long-term obligations are as follows:

(Dollars in thousands)	Interest Rate at December 29, 2007	December 29, 2007	December 30, 2006
Industrial Development Bonds:			
Due in 2013, variable interest rate	3.540%	$ 2,025	$ 2,025
Notes payable to banks:			
Term loan, variable interest rate	7.046%	812,000	—
Due October 25, 2009, variable interest rate	—	—	25,000
Due September 30, 2009, fixed interest rate	—	—	15,000
Due January 31, 2008, variable interest rate	—	—	43,000
Due April 15, 2008, variable interest rate	—	—	12,000
Senior unsecured notes, fixed interest rate	8.625%	550,000	—
		1,364,025	97,025
Less current maturities		8,120	—
		$ 1,355,905	$ 97,025

Maturities of long-term obligations are as follows: 2008 - $8.1 million; 2009 - $8.1 million; 2010 - $8.1 million; 2011 - $8.1 million; 2012 - $8.1 million; and thereafter $1.32 billion.

Interest paid was $76.4 million in 2007, $5.9 million in 2006, and $3.8 million in 2005.

On January 31, 2007, the Company refinanced all of its then existing bank debt with the senior secured credit facility and senior unsecured notes in connection with the acquisition of Reliance.

NOTE I COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $11.4 million in 2007, $4.0 million in 2006, and $5.2 million in 2005. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2008 - $12.1 million; 2009 - $10.2 million; 2010 - $9.0 million; 2011 - $5.8 million; 2012 - $4.6 million; and thereafter - $25.9 million.

On July 21, 2005, the Company entered into a five-year operating lease agreement on a new manufacturing facility in Columbus, Mississippi. At the end of the initial five-year lease term, the Company has the option to extend the lease for up to two successive five-year periods under terms similar to the terms of the original lease or purchase the property at a stated amount that approximates the fair value of the property. The Company has annual operating lease commitments of $1.2 million related to the lease. As part of the lease agreement, the Company is subject to an 82% residual value guarantee at the end of the lease term in the event the value of the property has decreased. The maximum potential liability under the residual value guarantee would be $13.6 million should the property become worthless by the end of the lease term. In accordance with Financial Interpretation ("FIN") 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"*, the Company has recorded a liability of $393,000 classified in other liabilities, which represents the fair value of the guarantee, based on a probability-weighted calculation of the expected value of the property at the end of the lease term.

The Company leases certain manufacturing facilities under operating leases entered into by Reliance in a November 2005 sale-leaseback transaction. Reliance retained rights to reacquire land adjacent to three of the properties included in the transaction. As a result, no sale was recorded on these three properties and the assets continue to be carried in Property, Plant and Equipment on the Company's balance sheet at a net book value of $8.1 million as of December 29, 2007. Proceeds of $18.7 million from the sale-leaseback transaction are recorded as a deferral in Other Liabilities at December 29, 2007. Operating lease payments of $1.4 million per year related to these properties are included in future minimum lease payments.

Legal Proceedings and Contingent Liabilities

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company's financial position, results of operations, or cash flows.

Prior to the Company's acquisition of Reliance, Rockwell determined actions by a small number of employees at certain of Reliance's operations in one jurisdiction may have violated the Foreign Corrupt Practices Act ("FCPA") or other applicable laws. Reliance does business in this jurisdiction with government owned enterprises or government owned enterprises evolving to commercial businesses. These actions involved payments for non-business travel expenses and certain other business arrangements involving potentially improper payment mechanisms for legitimate business expenses. Special outside counsel has been engaged by Rockwell to investigate the actions. Their review is ongoing. Rockwell voluntarily disclosed these actions to the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") beginning in September 2006. Rockwell has agreed to update the DOJ and SEC periodically regarding any further developments as the investigation continues. If violations of the FCPA occurred, Rockwell and Reliance may be subject to consequences that could include fines, penalties, other costs and business-related impacts. Rockwell and Reliance could also face similar consequences from local authorities. The Company has been indemnified by Rockwell against government penalties arising from these potential violations. This indemnification covers only penalties and may not cover expenses incurred by the Company for future compliance.

Prior to the Company's acquisition of Reliance, potential violations of the U.S. Arms Export Control Act and the International Traffic in Arms Regulations ("ITAR") were identified. Reliance voluntarily disclosed these potential violations to the U.S. Office of Defense Trade Controls Compliance. The potential violations involved exports without proper licensure from the U.S. Department of State of certain vessel motors that were built to U.S. Navy specifications. Based on an initial review, the exports were primarily to Canada and Australia and small quantities were also exported to the United Kingdom and the Federal Republic of Germany. Reliance has notified the U.S. Office of Defense Trade Controls Compliance that it has established a procedure to ensure it seeks State Department licenses for future exports of vessel motors adapted to meet U.S. Navy performance characteristics. Reliance also has notified the U.S. Office of Defense Trade Controls Compliance that it has undertaken a review of its export compliance program to ensure that all ITAR requirements are met in the future. If violations of ITAR occurred, the Company may be subject to consequences that could include fines, penalties, other costs, loss of ability to do business with the U.S. government and other business-related impacts. However, such fines, penalties or costs, if any, are not expected to have a material impact on the Company's financial position.

NOTE J SHAREHOLDERS' EQUITY

Shareholder Rights Plan

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Company's common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of the Company's outstanding common stock and in certain events thereafter.

Share Repurchases

During 2006, the Company repurchased approximately 1.2 million shares for $38.5 million, including approximately 1.0 million shares from the estate of R. S. Boreham, Jr., former Chairman and Director of the Company, for $31.1 million. During 2005, the Company repurchased approximately 300,000 shares of its common stock for $7.6 million. Future repurchases are limited under terms of the Company's senior secured credit facility.

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders' equity are as follows.

(In thousands)	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Post Retirement Plan Adjustments	Foreign Currency Translation Adjustment	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2005	$ (121)	$ 1,616	$ —	$ (445)	$ 1,050
Net change 2005	(418)	(1,044)	—	(1,978)	(3,440)
Balance at December 31, 2005	(539)	572	—	(2,423)	(2,390)
Net change 2006	539	(1,865)	—	2,789	1,463
Balance at December 30, 2006	—	(1,293)	—	366	(927)
Net change 2007	—	**(5,940)**	**(1,471)**	**8,311**	**900**
Balance at December 29, 2007	**$ —**	**$ (7,233)**	**$ (1,471)**	**$ 8,677**	**$ (27)**

NOTE K PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

As a result of the acquisition of Reliance, the Company assumed defined benefit pension and postretirement benefit plans covering certain union employees and retirees. Estimated liabilities amounting to approximately $49.4 million are included in other liabilities on the balance sheet.

The following table provides a reconciliation of the changes in the plans' benefit obligations, assets and funded status at December 29, 2007:

(In thousands)	Pension Benefits	Other Postretirement Benefits
Change in benefit obligation:		
Benefit obligation at beginning of year	$ —	$ —
Acquisition	—	52,057
Service cost	291	152
Interest cost	—	2,674
Actuarial (gain) loss	—	2,330
Benefits paid	—	(6,490)
Divestiture	(27)	(1,628)
Benefit obligation at end of year	264	49,095
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contributions	—	6,490
Benefits paid	—	(6,490)
Fair value of assets at end of year	—	—
Funded status	$ (264)	$ (49,095)

Amounts recognized in the Consolidated Balance Sheets at year ending December 29, 2007, consist of:

(In thousands)	Pension Benefits	Other Postretirement Benefits
Accrued benefit liability	$ (264)	$ (49,095)
Accumulated other comprehensive loss (pretax)	—	2,330
Net amount recognized	$ (264)	$ (46,765)

The Company does not expect any of the unrecognized loss to be amortized in 2008.

Net Periodic Benefit Cost

Components of net periodic benefit cost for pension and postretirement benefit plans recognized in the Consolidated Statements of Income for the year ended December 29, 2007, are as follows:

(In thousands)	Pension Benefits	Other Postretirement Benefits
Service cost	$ 291	$ 152
Interest cost	—	2,674
Expected return on assets	—	—
Amortization of prior service cost	—	—
Amortization of net loss	—	—
Net periodic benefit cost	$ 291	$ 2,826

Assumptions

Weighted average assumptions are as follows:

(In thousands)	Pension Benefits	Other Postretirement Benefits
Discount rate to determine net periodic benefit cost	6.00%	6.00%
Discount rate to determine benefit obligations	6.25%	6.25%
Medical trend – current year	N/A	9.00%
Medical trend – ultimate year 2012	N/A	5.50%

A one-percentage point change in assumed healthcare cost trend rate would impact the postretirement benefit obligation and total service and interest cost by approximately $4.0 million and $250,000, respectively.

Contributions

The Company's policy is to fund at least the minimum contribution required to meet applicable employee benefit tax laws. In the Company's sole discretion, additional amounts may be funded from time to time. The Company currently expects to make no contributions to the pension plan in 2008 and expects to make contributions of approximately $5 million to the postretirement plan in 2008.

Estimated Future Benefit Payments

The following is a summary of expected future benefit payments:

(In thousands)	Pension Benefits	Other Postretirement Benefits
2008	$ 5	$ 5,183
2009	11	4,988
2010	20	4,756
2011	31	4,543
2012	43	4,333
2013-2017	417	18,969

NOTE L STOCK PLANS

The 2006 Equity Incentive Plan authorizes the Company's Board of Directors to grant: (a) stock appreciation rights, (b) restricted stock, (c) performance awards, (d) incentive stock options, (e) nonqualified stock options, and (f) stock units. When the 2006 Plan was adopted, the Company's other stock plans were effectively cancelled and no further awards will be granted from those plans. The 2006 Plan is the only Plan under which awards can now be granted. A summary of the Company's stock plans as of December 29, 2007, follows.

Plan	Shares Authorized	Current Plan Status	Typical Grant Life
1990	501,600	Cancelled in 2006; except for options outstanding	6 years
1994	4,000,000	Cancelled in 2006; except for options outstanding	10 years
1996	200,000	Expired in 2001; except for options outstanding	10 years
2001	200,000	Cancelled in 2006; except for options outstanding	10 years
2006	3,000,000	Active	10 years

1990 Plan: Only non-qualified options were granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. All outstanding stock options granted under this Plan are currently exercisable.

1994 Plan: Incentive stock options vested and became fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapsed after a period of five years or earlier under certain circumstances. All outstanding non-qualified stock options granted under this Plan are currently exercisable. All incentive stock options granted under this Plan continue to vest according to the terms of the applicable agreements.

1996 and 2001 Plans: Each non-employee director was granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at date of grant, and (2) 2,160 shares at a price equal to 50% of the market value at date of grant. These options immediately vested and became exercisable on the date of grant.

2006 Plan: Awards granted under the 2006 Plan included: incentive stock options, non-qualified stock options, and non-vested stock units. Non-vested stock units were awarded with no exercise price. Other awards permitted under this Plan include: stock appreciation rights, restricted stock, and performance awards; however, no such awards have been granted.

The purpose of granting stock options and non-vested stock units is to encourage ownership in the Company. This provides an incentive for the participants to contribute to the success of the Company and align the interests of the participants with the interests of the shareholders of the Company. Historically, the Company has used newly-issued shares to fulfill stock option exercises. Once options are granted, the Company's policy is to not re-price any outstanding options.

A summary of option activity under the Plans during 2007 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value *(In thousands)*
Year ended December 29, 2007				
Outstanding at December 30, 2006	2,003,976	$ 23.89		
Granted	827,007	44.58		
Exercised	(348,862)	20.75		
Expired	(6,245)	22.26		
Cancelled	—	—		
Forfeited	(63,476)	34.64		
Outstanding at December 29, 2007	2,412,400	31.16	6.9 years	$ 16,097
Vested or expected to vest at December 29, 2007	2,318,046	30.48	6.7 years	$ 16,073
Exercisable at December 29, 2007	1,164,983	23.09	4.9 years	$ 14,374

The weighted-average grant-date fair value of options granted was $13.62 in 2007, $11.66 in 2006, and $7.73 in 2005. The total intrinsic value of options exercised was $4.8 million during 2007, $9.8 million during 2006, and $3.8 million during 2005.

As of December 29, 2007, there was $6.3 million of total unrecognized compensation cost related to non-vested options granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.2 years.

A summary of non-vested stock unit activity under the Plans during 2007 is presented below:

Non-vested Stock Units	Year Ended December 29, 2007 Shares	Weighted-Average Grant-Date Fair Value
Non-vested at beginning of period	59,119	$ 32.42
Granted	61,016	39.72
Vested	(9,253)	33.27
Cancelled	(2,961)	35.47
Forfeited	—	—
Non-vested at ending of period	107,921	36.35

The total fair value of stock units that vested during 2007 and 2006 was $308,000 and $416,000, respectively.

As of December 29, 2007, there was $1.6 million of total unrecognized compensation cost related to non-vested stock units granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.1 years.

On April 21, 2006, the Company modified certain stock options that were originally granted during the years 2000 through 2005 with an exercise price less than the fair market value of the stock on the original grant date. This modification affected 45 employees. The unexercised options were modified as follows:

a) the exercise price of the remaining options was increased to equal the fair market price at date of the original grant;

b) 2/3 of the original discount was replaced by non-vested stock units valued at fair market price at April 21, 2006, and vesting over a one to four-year time period from the 2006 grant date; and

c) 1/3 of the original discount was replaced by cash that vested immediately, but is payable to the employee over the same one to four-year time period as the non-vested stock units.

The remaining incremental compensation cost to be recognized over the remaining 1 to 25-month time period as a result of these modifications totaled $250,000.

The fair value of options is estimated using a Black-Scholes option pricing formula and is amortized to expense over the options' applicable vesting periods. The variables used in the option pricing formula for each grant are determined at the time of grant as follows: (1) volatility is based on the daily composite closing price of Baldor's stock over a look-back period of time that approximates the expected option life; (2) risk-free interest rates are based on the yield of U.S. Treasury Strips as published in the *Wall Street Journal* or provided by a third-party on the date of the grant for the expected option life; (3) dividend yields are based on the Company's dividend yield published in the *Wall Street Journal* or provided by a third-party on the date of the grant; and (4) expected option life represents the period of time the options are expected to be outstanding and is estimated based on historical experience. Listed in the table below are the weighted-average assumptions and the weighted-average remaining contractual life for those options granted in the period indicated.

	Year Ended		
	December 29, 2007 Reported	December 30, 2006 Reported	December 31, 2005 Pro Forma
Volatility	**25.2%**	23.0%	1.0%
Risk-free interest rates	**5.1%**	4.9%	3.8%
Dividend yields	**1.5%**	1.9%	2.2%
Expected option life	**6.4 years**	6.0 years	5.2 years

NOTE M EARNINGS PER SHARE

The table below details earnings per common share for the years indicated:

(In thousands, except per share data)	**2007**	2006	2005
Numerator:			
Net income	**$ 94,102**	$ 48,118	$ 43,021
Denominator Reconciliation:			
Weighted-average shares – basic	**44,674**	32,529	33,170
Effect of dilutive securities – Stock options and non-vested stock units	**568**	425	558
Weighted-average shares – diluted	**45,242**	32,954	33,728
Earnings per common share – basic	**$ 2.11**	$ 1.48	$ 1.30
Earnings per common share – diluted	**$ 2.08**	$ 1.46	$ 1.28

The total number of anti-dilutive securities excluded from the above calculations was 439,816 at December 29, 2007, and 190,941 at December 30, 2006, and 452,100 at December 31, 2005.

NOTE N FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign subsidiaries in Canada, Europe, Australia, Far East, and Mexico. Consolidated sales, income before income taxes, and identifiable assets consist of the following:

(In thousands)	**2007**	2006	2005
Net Sales:			
United States Companies			
Domestic customers	**$ 1,509,586**	$ 698,717	$ 618,476
Export customers	**122,642**	61,598	54,310
	1,632,228	760,315	672,786
Foreign Affiliates	**192,671**	50,965	48,783
	$ 1,824,899	$ 811,280	$ 721,569
Income Before Income Taxes:			
United States Companies	**$ 124,982**	$ 73,100	$ 65,459
Foreign Affiliates	**22,181**	2,620	1,836
	$ 147,163	$ 75,720	$ 67,295
Assets:			
United States Companies	**$ 2,699,104**	$ 497,960	$ 486,396
Foreign Affiliates	**122,522**	26,022	20,809
	$ 2,821,626	$ 523,982	$ 507,205

NOTE O SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

(In thousands, except per share data)		Quarter			
		First	Second	Third	Fourth
2007:	Net sales	**$ 395,694**	**$ 491,615**	**$ 480,595**	**$ 456,995**
	Gross profit	**112,562**	**148,584**	**141,387**	**139,114**
	Net income	**20,869**	**25,212**	**24,645**	**23,377**
	Net earnings per common share – basic	**0.51**	**0.55**	**0.54**	**0.51**
	Net earnings per common share – diluted	**0.50**	**0.54**	**0.53**	**0.51**
2006:	Net sales	$ 192,314	$ 205,607	$ 212,905	$ 200,454
	Gross profit	52,612	53,452	54,587	53,402
	Net income	11,367	12,397	12,182	12,172
	Net earnings per common share – basic	0.34	0.38	0.38	0.38
	Net earnings per common share – diluted	0.34	0.38	0.37	0.37

2007 includes results of operations of Reliance acquired January 31, 2007.

NOTE P RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued FAS 157, "Fair Value Measurements". FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The Company is required to adopt FAS 157 effective December 30, 2008, and management does not expect FAS 157 to have a significant impact on the financial results.

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115". FAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value, and expands the use of fair value measurement in order to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective beginning in 2008 and management has determined that FAS 159 will have no impact on the financial results.

In December 2007, the FASB issued SFAS 141 (Revised 2007), "Business Combinations" (SFAS 141R), effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interest in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, SFAS 141R determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will adopt SFAS 141R upon its effective date as appropriate for any future business combinations.

NOTE Q SUBSEQUENT EVENT (Unaudited)

In February 2008, the Company began executing a plan to sell real property in Crossville, Tennessee. The facility houses a distribution center and had a carrying value of $22.5 million recorded in property, plant and equipment at December 29, 2007. The property will be classified as held for sale beginning February 2008. The estimated fair value, net of expected costs to sell, exceeds the carrying value.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Baldor Electric Company

We have audited Baldor Electric Company's internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baldor Electric Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Report of Management on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Baldor Electric Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baldor Electric Company as of December 29, 2007, and December 30, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2007, and our report dated March 11, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Tulsa, Oklahoma
March 11, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Baldor Electric Company

We have audited the accompanying consolidated balance sheets of Baldor Electric Company as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company at December 29, 2007 and December 30, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Notes A and F to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payments" in 2006 and Statement of Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baldor Electric Company's internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Tulsa, Oklahoma
March 11, 2008

Report of Management on Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with accounting standards generally accepted in the United States, applying informed judgments and estimates where appropriate.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent registered public accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent registered public accounting firm, with Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls, and financial reporting matters. The independent registered public accounting firm, Ernst & Young LLP, and Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.



JOHN A. MCFARLAND
Chairman and Chief Executive Officer



GEORGE E. MOSCHNER
Chief Financial Officer

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). We maintain a system of internal controls that provide reasonable assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and that assets are safeguarded from unauthorized use or disposition.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, assessment of the design effectiveness of the controls, testing of the operating effectiveness of controls, and a conclusion on this assessment. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our assessment, we have concluded that our internal control over financial reporting was effective as of December 29, 2007.



JOHN A. MCFARLAND
Chairman and Chief Executive Officer



GEORGE E. MOSCHNER
Chief Financial Officer

Board of Directors

John A. McFarland
Chairman and Chief Executive Officer

Jefferson W. Asher, Jr.
Independent Management Consultant
Director of Hulaw Corporation

Merlin J. Augustine, Jr.
Chairman and CEO of M&N Augustine Foundation for Human Development, Inc.
Former Assistant Vice Chancellor of Finance and Administration and Director of Customer Relations at the University of Arkansas in Fayetteville

Richard E. Jaudes
Partner at Thompson Coburn LLP, Attorneys at Law

Jean A. Mauldin
Chief Financial Officer of Merial, Limited
Former President of Phelps Dodge Wire and Cable

Robert J. Messey
Senior Vice President and Chief Financial Officer of Arch Coal, Inc.
Director of Stereotaxis, Inc. (NASDAQ:STXS)

Robert L. Proost
Financial Consultant and Lawyer
Former Corporate Vice President, Chief Financial Officer, & Director of Administration of A. G. Edwards & Sons, Inc.

R. L. Qualls
Independent Business and Financial Consultant
Director of Bank of the Ozarks, Inc. (NASDAQ:OZRK)

Barry K. Rogstad
Independent Business Consultant
Former President of American Business Conference

Ronald E. Tucker
President, Chief Operating Officer, and Secretary

Officers

John A. McFarland
Chairman and Chief Executive Officer

Ronald E. Tucker
President, Chief Operating Officer, and Secretary

Randall P. Breaux
Vice President – Marketing

Roger V. Bullock
Vice President – Drives

Michael A. Cinquemani
Executive Vice President – Dodge and International

Randy L. Colip
Executive Vice President – Sales

Bryant G. Dooly, Jr.
Treasurer and Corporate Controller

W. Clyde Fowler
Vice President – Information Services (Reliance & Dodge)

Terry M. Fulmer
Vice President – Manufacturing (Reliance)

Jason W. Green
Vice President – Human Resources

Gene J. Hagedorn
Executive Vice President – Materials

Tracy L. Long
Vice President – Investor Relations

Thomas A. Mascari
Vice President – Business Integration

George E. Moschner
Chief Financial Officer

Robert S. Nemecek
Vice President – Marketing (Dodge)

Richard J. Payton
Vice President – Sales (Baldor & Reliance)

William P. Pizzichil
Vice President – Engineering (Reliance & Dodge)

L. Edward Ralston
Executive Vice President – Business Integration

William K. Ramsbey
Vice President – Manufacturing (Dodge)

Amy Schwan-Burdick
Vice President – Materials

Mark L. Shackelford
Vice President – Information Services

Ronald W. Thurman
Vice President – Engineering

Randal G. Waltman
Executive Vice President – Operations

Marvin M. Ward
Vice President – Human Resources (International & Dodge)

Shareholder Information

Dividends Paid

There have been four dividend increases in the last five years and seven increases in the last 10 years. The terms of our senior secured credit facility and the indenture for the senior notes limit our ability to increase dividends above a certain amount to the holders of our common stock. Quarterly dividend rates per share paid for fiscal years 2007, 2006, and 2005 are listed in the table below.

	2007	2006	2005
1st quarter	$ 0.17	$ 0.16	$ 0.15
2nd quarter	0.17	0.17	0.15
3rd quarter	0.17	0.17	0.16
4th quarter	0.17	0.17	0.16
Year	$ 0.68	$ 0.67	$ 0.62

Common Stock Price Range

As reported by the NYSE, the high and low composite sale prices per share for Baldor's common stock for each quarterly period during the past two fiscal years is listed below.

	2007		2006	
	HIGH	LOW	HIGH	LOW
1st quarter	$ 39.62	$ 32.34	$ 34.03	$ 25.10
2nd quarter	51.02	36.89	35.15	27.25
3rd quarter	51.96	37.95	31.66	28.12
4th quarter	45.20	32.00	35.90	30.11

Shareholders

At February 29, 2008, there were 1,986 shareholders of record.

Shareholders' Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 10:30 a.m. local time, Saturday, April 26, 2008, at the Fort Smith Convention Center in Fort Smith, Arkansas.

Independent Registered Public Accounting Firm
Ernst & Young LLP
1700 One Williams Center
Tulsa, Oklahoma 74172

General Counsel
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101

Certifications
The Company has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

Corporate Documents
Baldor's Form 10-K is filed with the Securities and Exchange Commission and the NYSE. Copies of the Form 10-K, Code of Ethics for Certain Executives, and certain other corporate governance documents are available, without charge, by submitting a written request to Baldor's Investor Relations Department. These documents can also be viewed at Baldor's corporate website. Please refer to the contact information under "Investor Information".

Ticker
Baldor's common stock trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Investor Information
To request additional copies of the Annual Report to Shareholders, or other materials and information about Baldor Electric Company, please contact us at:
Attn: Investor Relations
Baldor Electric Company
P. O. Box 2400
Fort Smith, Arkansas 72902
Phone: (479) 646-4711
Fax: (479) 648-5701
Email: investorinfo@baldor.com
Internet: www.baldor.com

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
17 Battery Place – Floor 8
New York, New York 10004
Toll-free: (800) 509-5586
Phone: (212) 509-4000
Fax: (212) 509-5150
Internet:
www.continentalstock.com


PRINTED WITH
SOY INK

This annual report is printed on recycled paper using soy-based inks.



Baldor Electric Company
World Headquarters

P.O. Box 2400
Fort Smith, Arkansas 72902
www.baldor.com

END